Exhibit 20.1
Map of the Company’s Parcels in
Downtown Providence, Rhode Island
     The map in Form 10-K is a plan of a portion of downtown Providence, Rhode Island, which indicates those parcels owned by the Company in that area known as “Capital Center” and immediately adjacent thereto. A legend contains the Parcel Number, the Parcel Size and the Development on the Parcels as follows:

Parcel No.
Capital	Square Feet.
Center	Parcel Size	Development on Parcels
2	92,000	17-and 19-Story Condo Buildings under construction - 307,000 gross square feet
3S	48,000	13-Story Office Building - 235,000 gross square feet
3W	35,000
3E	24,000
4W	46,000
4E	22,000
5	54,000	8-Story Apartment Building - 454,000 gross square feet
6	276,000	2 4 Story Residential Buildings under construction – 300,000 gross square feet
7A	76,000	330-Car Public Parking Garage
8	36,000	4-Story Office Building – 114,000 gross square feet
9	72,000	10-Story Office Building – 210,000 gross square feet
Outside
Capital
Center
20	20,500